SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

COMMISSION FILE NO. 0-13322

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

United Bankshares, Inc. Savings and Stock Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

United Bankshares, Inc.

300 United Center

500 Virginia Street, East

Charleston, West Virginia 25301

Form 11-K

United Bankshares, Inc.

Savings and Stock Investment Plan

Year Ended December 31, 2011

Required Information

The United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm

United Bankshares, Inc. Plan Sponsor

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedules have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2011, on the basis of accounting described in Note 1.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedules (modified cash basis) of assets (held at end of year) as of December 31, 2011, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Charleston, West Virginia
June 22, 2012

United Bankshares, Inc.

Savings and Stock Investment Plan

Statements of Net Assets Available for Benefits—

Modified Cash Basis

	December 31
	2011	2010
Assets
Cash and cash equivalents	$47	$6
Investments, at fair value	53,188,415	46,799,510
Loans to participants	49,680	39,136

Total assets	53,238,142	46,838,652

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(166,529)	(211,402)

Net assets available for benefits	$53,071,613	$46,627,250

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Statement of Changes in Net Assets Available for Benefits—

Modified Cash Basis

Year Ended December 31, 2011

Additions
Investment income:
Interest and dividends	$1,840,976

Contributions:
Employees	2,633,912
Employer	1,307,065

Total Contributions	3,940,977

Transfer from other qualified plan	5,052,754

Total additions	10,834,707

Deductions
Net depreciation in fair value of investments	1,812,124
Withdrawals and benefits paid directly to participants	2,578,220

Total deductions	4,390,344

Net increase in net assets available for benefits	6,444,363

Net assets available for benefits:
Beginning of year	46,627,250

End of year	$53,071,613

See accompanying notes.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis

December 31, 2011

1. Significant Accounting Policies

Accounting Method

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value and the recording of contributions receivable. Interest income on investments is recorded as it is earned while all other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents are primarily investments in the Federated Prime Obligations Fund, the underlying assets of which are highly liquid United States government obligations. The fair value of cash equivalents approximates cost.

Investments

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price) (see Note 5 for further discussion of fair value measurements).

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

1. Significant Accounting Policies (continued)

The Federated Capital Preservation Fund is a common collective fund that has underlying investments in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (synthetic GICs). These investment contracts are recorded at fair value (see Note 5). However, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Loans to Participants

The participant loans are measured at their principal balance, plus any accrued but unpaid interest.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, to substantially converge the guidance in U.S. GAAP and IFRS on fair value measurements and disclosures. The amended guidance changes several aspects of the fair value measurement guidance Accounting Standards Codification (ASC) 820, Fair Value Measurement, and includes several new fair value disclosure requirements. ASU 2011-04 is effective for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-04 is not expected to have a material impact on the Plan’s financial statements.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

1. Significant Accounting Policies (continued)

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan, which is available to all employees of United or any of its subsidiaries who have completed 90 days of continuous service for employee deferral and one year and 1,000 hours of service for employer match. The UBSI Pension Committee (the Committee) is responsible for the general administration of the Plan. United Bank, Inc. is the trustee of the Plan. FASCore, LLC is the recordkeeper of the Plan. The Plan was established December 29, 1989, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Section 14 of the Plan Description was amended by adding subsection 14.3 to include details of the merger of Centra Bank, Inc.’s (Centra) 401(k) Plan into the Plan, effective July 8, 2011. In addition, on July 8, 2011, “Employee Deferrals” discussed in the first full paragraph of Section 4.1 of the Plan was amended and restated in its entirety, effective on the first business day of the month immediately following or coinciding with the effective date of the Plan merger. The merger of Centra’s plan added $5.01 million which was 11% of the beginning year balance. In late 2010, Section 2.7, defining “Compensation”, was amended to include additional provisions and Section 18.7(b), Divestment and Diversification of Employer Securities, was amended and restated in its entirety, effective January 1, 2011. Other than the merger of the Centra Plan, these amendments did not have a material impact on the Plan’s financial statements.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

2. Description of the Plan (continued)

Contributions

Active participants may defer up to 100% of their annual pretax compensation subject to the Internal Revenue Code’s limitations. United matches 100% of the first 3% of the participant’s deferral and 25% of the next 1% of the participant’s deferral. These matching contributions are made by United on a semimonthly basis and consist of cash, which is used by the Plan to purchase shares of United common stock.

Participants may choose to have their deferral contributions directed to any of 23 investment options including United Bankshares, Inc. Common Stock, U.S. Government Securities Funds, various common stock funds, and an international equity fund. Investment elections must be made in multiples of 1%.

Participant Accounts

Plan earnings are allocated to each participant’s account based upon the respective account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participating employees are immediately fully vested as to employee and employer contributions to the Plan.

Payment of Benefits

On termination of service, a participant may receive a lump-sum or installment amount or keep funds invested in the Plan until reaching the age of 70 1/2.

Plan Merger

Effective July 8, 2011, Centra Financial Holdings, Inc. (Centra) was acquired by United Bankshares, Inc. and Centra’s 401(k) Plan was merged into the Plan. Former employees of Centra began participating in the Plan effective September 1, 2011. The net assets transferred to

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

2. Description of the Plan (continued)

the Plan are reflected on the statement of changes in net assets available for benefits as a transfer from other qualified plan.

Plan Termination

Although it has not expressed any intent to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

3. Investments

Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan’s maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

The estimated fair value of individual investments representing 5% or more of the Plan’s net assets is as follows:

	December 31
	2011	2010

American Funds Growth Fund of America	$3,380,180	$3,212,113
Federated Capital Preservation Fund (at contract value)*	7,703,625	6,209,507
Federated Kaufmann Fund	—	2,433,588
Janus Balanced Fund	2,768,613	2,508,672
United Bankshares, Inc. Common Stock:
Participant-Directed	7,226,806	7,224,585
Non-participant-Directed	14,480,420	13,900,315

*	The fair value of the Plan’s investment in the Federated Capital Preservation Fund was $7,870,154 at December 31, 2011.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

3. Investments (continued)

During 2011, the current value of the Plan’s investments (including investments purchased, sold, and held during the year), as determined principally by quoted market values, depreciated as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments

Shares of registered investment companies	$(1,373,156)
United Bankshares, Inc. Common Stock	(438,968)

$(1,812,124)

4. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investments is as follows:

	December 31
	2011	2010
Investments, at fair value:
United Bankshares, Inc. Common Stock	$14,480,420	$13,900,315

Year Ended December 31, 2011
Change in net assets:
Contributions	$1,307,065
Dividends	589,397
Net realized and unrealized depreciation in fair value	(278,028)
Transfers to participant-directed investments	(387,295)
Distributions to participants	(651,034)

$580,105

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

5. Fair Value Measurements

The Plan determines the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820, which also clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

The Fair Value Measurements and Disclosures topic in ASC Topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. The three levels of the fair value hierarchy based on these two types of inputs, are as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

•	Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level of input that is significant in the fair value measurement.

The following describes the valuation techniques used by plan management to measure financial assets recorded at fair value on a recurring basis in the financial statements.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

5. Fair Value Measurements (continued)

Investments held by the Plan are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). Mutual funds and common stock are valued at Level 1. Some of the Plan’s investment choices represent funds of funds and are valued at Level 2 because quoted market prices are not available. The value of this type of investment is calculated daily by the fund administrator. Its initial pricing input is the quoted share prices obtained for the underlying mutual funds, which is then adjusted to apply any applicable expense factor.

The following table presents the balances of financial assets measured at fair value on a recurring basis as of December 31, 2011:

		Fair Value Measurements Using:
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company stock	$21,707,226	$21,707,226	$—	$—
Mutual funds	23,611,035	22,091,842	1,519,193	—
Common Collective Trust Fund (a)	7,870,154	—	7,870,154	—

Total assets at fair value	$53,188,415	$43,799,068	$9,389,347	$—

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

5. Fair Value Measurements (continued)

The following table presents the balances of financial assets measured at fair value on a recurring basis as of December 31, 2010:

		Fair Value Measurements Using:
	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company stock	$21,124,900	$21,124,900	$—	$—
Mutual funds	19,253,701	18,471,417	782,284	—
Common Collective Trust Fund (a)	6,420,909	—	6,420,909	—

Total assets at fair value	$46,799,510	$39,596,317	$7,203,193	$—

(a)	This category is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 1, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

6. Benefits Payable

Participants elected to withdraw $9 and $50 as of December 31, 2011 and 2010, respectively. These amounts were approved and processed for payment but were not paid as of the respective period-end.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

7. Reconciliation of Financial Statements to Form 5500

For purposes of Form 5500, interest-bearing cash equivalents are classified as plan investments. The amount of interest-bearing cash equivalents classified as investments on the Form 5500 was $47 and $6 as of December 31, 2011 and 2010, respectively. No cash was held by the Plan as of December 31, 2011 and 2010, which was classified as non-interest-bearing cash on the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010, to the Form 5500:

	December 31
	2011	2010
Net assets available for benefits per the financial statements	$53,071,613	$46,627,250
Add: Adjustment from fair value to contract value for fully benefit-responsive contracts	166,529	211,402

Net assets available for benefits per the Form 5500	$53,238,142	$46,838,652

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

United Bankshares, Inc.

Savings and Stock Investment Plan

Notes to Financial Statements—

Modified Cash Basis (continued)

9. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 31, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

10. Transactions With Parties-in-Interest

The Plan holds units of common/collective trust funds managed by Federated Investors Trust Company, the sub-custodian of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2011, the Plan received approximately $895,000 in common stock dividends from the Company. The Plan also holds 767,854 shares of United common stock, which had a fair value of $28.27 per share at December 31, 2011.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United Bank, Inc., a wholly owned subsidiary of United, acts as Trustee for the Plan.

Participants may choose to have their contributions directed to various mutual funds made available by FASCore, LLC, record-keeper for the Plan.

Supplemental Schedules—

Modified Cash Basis

United Bankshares, Inc.

Savings and Stock Investment Plan

EIN #55-0641179 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at

End of Year)—Modified Cash Basis

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value

*	Federated Prime Obligations Fund (cash equivalents)	47 shares	$		$47
	Allianz NFJ Small Cap Value Fund	18,914 shares			539,995
	American Funds Growth Fund of America	118,520 shares			3,380,180
*	Federated Capital Preservation Fund	787,015 shares			7,870,154
*	Federated Max-Cap Fund	159,999 shares			2,030,385
*	Federated Income Trust	161,026 shares			1,721,370
*	Federated High Income Bond Fund A	32,027 shares			235,719
*	Federated Kaufmann Fund	459,740 shares			2,137,792
*	Federated Kaufmann Small Cap Fund	22,611 shares			472,123
*	Federated Mid Cap Index SS	25,368 shares			508,626
*	Federated MDT All Cap Core Fund	21,574 shares			256,950
*	Federated Total Return Bond Fund	213,800 shares			2,411,664
	Goldman Sachs Mid Cap Equity	27,602 shares			911,422
	Harbor International Fund Inv	36,074 shares			1,875,871
	Janus Balanced Fund	113,097 shares			2,768,613
	Manning & Napier World Opportunities A	79,865 shares			529,507
	Oppenheimer Developing Market Fund A	4,403 shares			129,096
	RS Partners Fund	16,861 shares			496,605
	T. Rowe Price Retirement Fund 2010 Fund-R	23,656 shares			352,236
	T. Rowe Price Retirement Fund 2020 Fund-R	33,820 shares			531,318
	T. Rowe Price Retirement Fund 2030 Fund-R	22,690 shares			370,976
	T. Rowe Price Retirement Fund 2040 Fund-R	16,138 shares			264,664
*	United Bankshares, Inc. Common Stock	767,854 shares		20,822,783	21,707,226

*	Loans to participants (interest rates ranging from 4.25% to 8.75%)				49,680

					$53,238,142

*	Represents a party-in-interest to the Plan.

United Bankshares, Inc.

Savings and Stock Investment Plan

EIN #55-0641179 Plan #003

Schedule H, Line 4j – Schedule of Reportable Transactions—

Modified Cash Basis

Year Ended December 31, 2011

(a) Identity of Party Involved	(b) Description of Asset (Include Interest Rate and Maturity in Case of a Loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

Series of Transactions > 5% of Plan Assets by Issue

United Bankshares, Inc.	Common stock	$3,115,488	$2,084,193	$—	$—	$2,156,124	$—	$(71,931)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Bankshares, Inc.
Savings and Stock Investment Plan

/s/ Harold Manner
Mr. Harold Manner
Plan Administrator

June 22, 2012